

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2019

Aneliya Crawford, Esq.
Partner
Schulte Roth & Zabel LLP
New York, New York 10022

> **Re:** **Argo Group International Holdings, Ltd.**
> **DFAN14A filed by Voce Catalyst Partners LP, et al.**
> **Filed February 25, 2019**
> **File No. 001-15259**

Dear Ms. Crawford:

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so we may better understand the disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments. Capitalized terms used but not defined herein have the same meaning ascribed to them in the filing.

1. Please provide us with the factual foundation to support the assertions in the above-captioned filing. Alternatively, please file a corrective filing. See Note b. to Rule 14a-9.

   - Mr. Watson's ownership of a "52-foot yacht" called "Spookie."

   - The existence of residential living space in Argo's New York offices, including a "2,800 square foot glass penthouse apartment" that "Mr. Watson lives in when he's in town."

   - "Mr. Watson . . . has been a prolific seller of stock, dumping over 620,000 shares in the past ten years."

   - "Change is Needed to Rein In Management and Eradicate Wasteful, Spendthrift Culture"

   - "Argo's corporate expenses are not only shockingly high – they are also shockingly inappropriate, including extravagant perquisites, personal use of corporate property such as Company-owned aircraft and housing, gross misallocations of capital on wasteful items and frivolous vanity sponsorships, and an overall spendthrift culture that misdirects Company assets to support the lifestyle and hobbies of the Company's CEO at the expense of shareholders."

- "We believe that Argo's corporate assets – including Mr. Watson's professional time, the Company's focus and its capital – are being grossly misspent and misdirected, in furtherance of Mr. Watson's personal agenda at shareholders' expense."

- "Mr. Watson continues to complain of the low returns available from underwriting in London, while at the same time sinking enormous sums of shareholder capital into ostentatious quarters there."

- "Argo . . . . owns a Gulfstream V aircraft."

- "We believe the G-5 is Mr. Watson's personal chariot, whisking him and his entourage around the world in pursuit of his kaleidoscope of hobbies and interests, which sometimes includes Argo business, but often doesn't."

- "Mr. Watson's recent 1,500 flights and 500 hours per year in the air to be exclusively for business purposes and, if so, how that is remotely possible in light of the facts..."

- "We tried on three separate occasions to meet with management and received no response to any of our formal requests."

* * *

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions